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                                UNITED STATES

                                SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment 15)

Sterling Sugars, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

859604100

(CUSIP Number)

Thomas G. Duhe

M. A. Patout & Son, Ltd.

3512 J. Patout Burns Road, Jeanerette, Louisiana 70544

with a copy to:

Allison C. Bell

201 St. Charles Avenue, Floor 51

New Orleans, LA 70170

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 859604100
1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person M.A. Patout & Son, Ltd. 72-0283001
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) N/A (b) N/A
3.	SEC Use Only
4.	Source of Funds WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		N/A
6.	Citizenship or Place of Organization		Louisiana
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	1,583,030
	8.	Shared Voting Power	N/A
	9.	Sole Dispositive Power	1,583,030
	10.	Shared Dispositive Power	N/A
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		1,583,030
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		N/A
13.	Percent of Class Represented by Amount in Row (11)		63.3%
14.	Type of Person Reporting (See Instructions)		CO

Item 1.        Security and Issuer.

This statement relates to Common Stock, $1.00 par value per share (the "Common Stock"), of Sterling Sugars, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is P.O. Box 572, Franklin, Louisiana 70538.

Item 2.        Identity and Background.

This statement is filed by M. A. Patout & Son, Ltd., a Louisiana corporation (the "Reporting Person"). The principal business of the Reporting Person is the operation of a factory which processes sugar cane into raw sugar. The address of the principal business and principal office of the Reporting Person is 3512 J. Patout Burns Road, Jeanerette, Louisiana 70544.

The names, business addresses and citizenship of the directors and executive officers of the Reporting Person is as follows:
Name	Citizenship	Present Principal Occupation	Business Address
Edwin S. Patout Director/Chairman of The Board	U.S.A.	Attorney at Law	P. O. Box 9502 New Iberia, LA 70562-9502
Craig P. Caillier C.E.O.	U.S.A.	C.E.O. M.A. Patout & Son, Ltd.	705 Lucerne Drive New Iberia, LA 70563
Frank William Patout Director/President	U.S.A.	Architect	10606 Russett Dr. Houston, TX 77042
Wilson A. LeBlanc Vice President	U.S.A.	Engineer	6109 E. Admiral Doyle Dr. Jeanerette, La. 70544
J. Jared Patout Director/Sec. Treasurer	U.S.A.	C.P.A.	217 E. Washington Navasota, TX 77868
Robert B. Patout Director	U.S.A.	Retired	P.O. Box 786 Jeanerette, LA 70544
William S. Patout, III Director	U.S.A.	C.E.O. Patout Consultants	205 Main St. Franklin, LA 70538
Jacques H. Hebert Director	U.S.A.	Owner/Manager Patoutville Machinery	4112 Patoutville Rd. Jeanerette, LA 70544
James R. Keys Director	U.S.A.	Retired	585 Sandy Hook Drive Pass Christian, MS 39571
Richard J. Viator Chief Financial Officer	U.S.A.	Manager	508 Cajun Drive New Iberia, LA 70560
Thomas G. Duhe Secretary	U.S.A.	Manager	6310 Old Jeanerette Rd. New Iberia, La 70563

None of the entities or natural persons identified in this Item 2 have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

None of the entities or natural persons identified in this Item 2 have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the past five years.

Item 3.        Source and Amount of Funds or Other Consideration.

The Reporting Person used $159,396.45, including fees, where applicable, in purchasing a total of 26,352 shares of Common Stock in approximately 33 open market or privately negotiated transactions since the date of the last amendment to this Schedule 13D dated November 29, 2000. Funds for all purchases were provided from the working capital of the Reporting Person.

Item 4.        Purpose of Transaction.

The Reporting Person acquired the shares of Common Stock for purposes of investment and to provide a basis of ownership that could facilitate future transactions, if determined to be in its interest.

The Reporting Person has given consideration to various courses of action with respect to the Issuer including (i) acquiring additional shares of Common Stock in privately negotiated transactions or in the open market, (ii) proposing a merger, reorganization or similar affiliation or business combination with the Issuer, (iii) causing the termination of registration of the Common Stock pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or the termination of its authorization to be quoted in an inter-dealer quotation system of a registered national securities exchange, (iv) seeking representation on the Issuer's Board of Directors, (v) proposing a change in the capitalization or Certificate of Incorporation of the Issuer, or (vi) a combination of one or more of the foregoing or similar transactions.

The Reporting Person intends to acquire additional shares but the exact number has not been decided, and has not reached any conclusion as to any of the other foregoing alternatives. Pending such conclusion, the Reporting Person does not presently intend to sell any shares of Common Stock it owns, although, depending on market conditions or results of operations of the Issuer, such intention may change and the Reporting Person may attempt to dispose of some or all of such shares of Common Stock in open market transactions or in privately negotiated transactions to third parties.

Until the Reporting Person makes a decision concerning the alternatives described above, and depending on market conditions and other factors, the Reporting Person anticipates that it will continue to purchase shares of Common Stock in the open market, or in private transactions if appropriate opportunities to do so are available, on such terms and at such times as the Reporting Person considers desirable.

The Reporting Person intends to continuously review its investment in the Issuer and may in the future decide to pursue one of the alternatives discussed in this Item 4. In reaching any conclusion as to the foregoing, the Reporting Person will take into consideration various factors, such as the Issuer's business and prospects, other developments concerning the Issuer, other business opportunities available to the Reporting Person, developments with respect to the Reporting Person's business, general economic conditions, and money and stock market conditions. Except as set forth above, the Reporting Person has no present plans or intentions which would result in or relate to any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.        Interest in Securities of the Issuer.

(a)    As of December 15, 2003, the Reporting Person beneficially owned an aggregate of 1,583,030 shares of Common Stock, constituting 63.3% of the Common Stock.

(b)    The Reporting Person has sole voting and dispositive power with respect to 1,583,030 shares of Common Stock.

(c)    The Reporting Person effected the following transaction in shares of Common Stock in the past 60 days, all of which were acquired in private transactions:

Number of Shares	Date Acquired	Purchase Price
200	12/15/03	1,200
1100	12/15/03	6,600
1100	12/15/03	6,600

(d)    Not applicable.

(e)    Not applicable.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On November 15, 1994, the Issuer and the Reporting Person entered into an agreement (the "Technical Services Agreement") pursuant to which the Reporting Person agreed to provide certain engineering and technical expertise in return for, among other things, (i) the option to acquire 50,000 shares of Common Stock from the Issuer for an aggregate of $162,500 ($3.25 per share) at any time prior to December 31, 1998 and (ii) the right to acquire that number of shares necessary to maintain the Reporting Person's ownership percentage in the event additional shares of Common Stock are issued by the Issuer. The option was exercised by the Reporting Person on April 12, 1995. The Reporting Person has no knowledge of any plans of the Issuer to issue additional shares of Common Stock; however, if such shares were issued, the Reporting Person would most likely acquire the maximum number of shares permitted under such circumstances.

In August 1995 the Reporting Person entered into a contract to sell with the Sellers pursuant to which the Reporting Person agreed to purchase and the Sellers agreed to sell 64,330 shares of Common Stock for a per share price of $5.50 or an aggregate of $353,815. The shares were purchased on January 22 and 23, 1996. See Exhibit "B."

Item 7.        Material to be Filed as Exhibits.
Exhibit A -	Technical Services Agreement between Sterling Sugars, Inc. and M.A. Patout & Son, Ltd. dated November 15, 1994 (previously filed as Exhibit A to Amendment No. 5 to this Schedule 13D and incorporated herein by this reference).

Exhibit B -	Contract to Sell between M.A. Patout & Son, Ltd. and J. Adalberto Roig, Jr., Jorge Adalberto Roig Velez, and Rosana Maria Roig Velez, dated August, 1995 (previously filed as Exhibit B to Amendment No. 10 to this Schedule 13D and incorporated herein by this reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 19, 2003	M. A. PATOUT & SON, LTD.

	By:	/s/ Craig P. Caillier
Craig P. Caillier Chief Executive Officer